PRESS RELEASE	MAY 16, 2007

SYNERON LAUNCHES NEW MATRIX IR(TM)
FRACTIONAL TREATMENT APPLICATOR FOR WRINKLE TREATMENT

YOKNEAM, Israel & TORONTO— May 17, 2007—Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today introduces the new Matrix IR(TM), an elos fractional applicator for use with its eMax(TM) and eLaser(TM) systems.

The Matrix IR is the only fractional laser to combine fractional optical energy with radio frequency for deep dermal heating for effective treatment of wrinkles.  The collagen remodeling caused by Matrix IR treatments is designed for maximum penetration for consistent and effective treatment of wrinkles.

“The Matrix IR is a powerful tool for wrinkles, one of the most difficult problems for aesthetic treatment,” said Dr. Vince Afsahi, a dermatologist with South Coast Dermatology Institute in Newport Beach, Calif. “With the Matrix IR applicator, we are able to achieve deep, predictable dermatological results.”

“With the new Matrix IR applicator, Syneron technology continues to set the standard for the medical aesthetic industry to meet changing consumer needs,” said Doron Gerstel, president of Syneron North America. “By adding elos fractional solutions to our diverse product offerings, Syneron is providing physicians even more tools to treat different skin types and clinical conditions both safely and effectively.”

Treatment with the Matrix IR creates micro-thermal bands of heating while leaving the surrounding tissue in tact to act as a “healing reservoir” for the thermally damaged tissue. The undamaged tissue works to promote quicker healing while ensuring there is limited or no patient downtime.

The Matrix IR is Syneron's first product in a series of elos fractional products. The Matrix IR is being launched today in Europe at the EADV in Vienna Austria and will be available in North America beginning in June 2007.

Minimally invasive cosmetic procedures jumped 8 percent to more than 9.1 million procedures in 2006, according to the American Society of Plastic Surgeons. Laser skin resurfacing is one of the top five non-surgical cosmetic procedures, according to the American Society for Aesthetic Plastic Surgeons.

For more information, please visit www.syneron.com.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, contact:

Judith Kleinman, VP Investor Relations, Syneron Medical: 1-888-886-1338, ir@syneron.com

Elin Spahr, Airfoil Public Relations for Syneron Medical: 248-304-1412
spahr@airfoilpr.com